September 15, 2020
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	COMPASS Pathways plc
Registration Statement on Form F-1 (File No. 333-248484)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 320 copies of the Preliminary Prospectus dated September 14, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above captioned Registration Statement.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, September 17, 2020 or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,
Cowen and Company, LLC
Evercore Group L.L.C.
Berenberg Capital Markets LLC
As representatives of the Underwriters

By:	Cowen and Company, LLC

By:	/s/ Chris Swindle
	Name:	Chris Swindle
	Title:	Managing Director

By:	Evercore Group L.L.C.

By:	/s/ Maren Winnick
	Name:	Maren Winnick
	Title:	Senior Managing Director

By:	Berenberg Capital Markets LLC

By:	/s/ Zachary Brantly
	Name:	Zachary Brantly
	Title:	Head of US ECM

By:	/s/ Matthew G. Rosenblatt
	Name:	Matthew G. Rosenblatt
	Title:	CCO, Ops. Principal
[Signature Page to COMPASS Pathways plc Acceleration Request]